EXHIBIT 99.14

Disclosure of Transactions in Own Shares

Paris, March 21, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 14 to March 18, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
14.03.2022	663,041	45.8811	30,421,037.16	XPAR
14.03.2022	50,000	45.7974	2,289,872.25	CEUX
14.03.2022	25,000	45.7820	1,144,551.18	TQEX
14.03.2022	25,000	45.7799	1,144,497.20	AQEU
15.03.2022	679,414	44.9060	30,509,785.47	XPAR
15.03.2022	50,000	44.8911	2,244,557.45	CEUX
15.03.2022	25,000	44.9140	1,122,849.43	TQEX
15.03.2022	25,000	44.9117	1,122,792.05	AQEU
16.03.2022	664,250	45.8039	30,425,214.01	XPAR
16.03.2022	50,000	45.7482	2,287,408.40	CEUX
16.03.2022	25,000	45.7483	1,143,708.65	TQEX
16.03.2022	25,000	45.7457	1,143,641.73	AQEU
17.03.2022	663,057	45.8683	30,413,296.07	XPAR
17.03.2022	50,000	45.8674	2,293,370.95	CEUX
17.03.2022	25,000	45.8677	1,146,693.63	TQEX
17.03.2022	25,000	45.8656	1,146,638.93	AQEU
18.03.2022	705,358	45.5148	32,104,231.12	XPAR
18.03.2022	59,911	45.4873	2,725,187.89	CEUX
18.03.2022	34,863	45.4696	1,585,206.94	TQEX
18.03.2022	34,868	45.4664	1,585,323.38	AQEU
Total	3,904,762	45.5853	177,999,863.86

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com